Exhibit 99.9

Gaz de France selected as the strategic partner of PowerGas to develop and operate Singapore’s first LNG terminal

Singapore, June 30, 2008 – Gaz de France has just entered into an agreement with PowerGas, a wholly owned subsidiary of Singapore Power, to jointly build and operate Singapore’s first LNG terminal. Gaz de France shall hold a 30% share of the Project Company.

The terminal will be built on a 30 hectare site on Jurong Island. It is scheduled to be operational in 2012 and will have an initial capacity of 3 million tonnes per annum (mtpa).

In 2007, Gaz de France was the European leader in LNG, and the third importer worldwide. After the success of Petronet LNG in India, in which Gaz de France participates as a strategic partner and as a shareholder, Singapore’s terminal is another significant step for Gaz de France activities in Asia, and reinforces its position as a global LNG player. Furthermore, the imminent merger with Suez will enlarge significantly its position in the LNG market. The new Group GDF SUEZ will become a world leader in LNG, with a presence in each and every segment of the LNG value chain.

On the day of the signature, Gaz de France’s chairman and chief executive officer, Jean-François Cirelli, said: “We are pleased to have been selected as PowerGas’ partner to work on this new project. Gaz de France will bring its 50 years of experience and expertise in building and operating LNG terminals to this project to provide LNG supply to Singapore.”

Profiles:

The Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.

Singapore Power Group (SP) is a leading energy utility group in the Asia Pacific. It owns and operates electricity and gas transmission and distribution businesses in Singapore and Australia. In Singapore, SP is the largest electricity and gas utility group providing electricity and gas transmission and distribution, and market support services to over a million industrial and domestic customers. In Australia, SP owns and operates electricity and gas transmission and distribution businesses in Victoria, Queensland and New South Wales. It owns SPI (Australia) Assets, a diversified energy utility company and 51% of SP AusNet, which is listed on the Australian and Singapore stock exchanges.

PowerGas Limited, a member of Singapore Power Group, is the gas transporter and system operator in Singapore. It owns and operates gas transmission and distribution assets including two onshore gas receiving facilities and 2,800 km of pipelines.

Press contact:	Investor relations contact:

Armelle Dillar Tel: +33 1 47 54 30 17 E-mail: armelle.dillar@gazdefrance.com	Brigitte Roeser Herlin Tel: +33 1 47 54 77 25 E-mail: GDF-IR-TEAM@gazdefrance.com

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